APRIL. 09, 2003

OFFICE OF INTERNATIONAL
CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549


03050146

RE: FAR-BEN, S.A. DE C.V.
(THE "ISSUER"): FILE N° 82-3600

DEAR SIR OR MADAM::

ON BEHALF OF THE ISSUER, WE ENCLOSE FOR FILING THE ISSUER'S.

1.- CONSOLIDATED FINANCIAL STATEMENT FOR THE FOURTH QUARTER OF 2002.

THE RELEASES ARE TO BE FILED WITH RESPECT TO THE ISSUER'S OBLIGATIONS PURSUANT TO RULE 12g3-2 (b). KINDLY ACKNOWLEDGE RECEIPT OF THIS LETTER BY STAMPING AND RETURNING THE ENCLOSED COPY IN THE SELF-ADDRESSED, STAMPED ENVELOPE PROVIDED FOR YOUR CONVENIENCE..

VERY TRULY YOURS,





RENE ROMO CHAVEZ
INFORMATION FINANCIAL MANAGER
TEL. (81-8) 150-77.00

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** Quarter: **4** Year: **2002**

FAR BEN, S. A. DE C. V.

82-3600

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,192,490**	100	**2,184,900**	100
2	**CURRENT ASSETS**	**1,095,256**	**50**	**958,854**	**44**
3	CASH AND SHORT-TERM INVESTMENTS	274,419	13	87,901	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	132,666	6	149,927	7
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	53,837	2	44,832	2
6	INVENTORIES	618,578	28	658,423	30
7	OTHER CURRENT ASSETS	15,756	1	17,771	1
8	**LONG-TERM**	**51,811**	**2**	**55,122**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	51,811	2	55,122	3
12	**PROPERTY, PLANT AND EQUIPMENT**	**779,540**	**36**	**871,821**	**40**
13	PROPERTY	380,587	17	430,585	20
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	1,362,972	62	1,358,094	62
16	ACCUMULATED DEPRECIATION	964,019	44	916,858	42
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**250,696**	**11**	**286,342**	**13**
19	**OTHER ASSETS**	**15,187**	**1**	**12,761**	**1**
20	**TOTAL LIABILITIES**	**1,269,631**	100	**1,694,470**	
21	**CURRENT LIABILITIES**	**904,283**	**71**	**1,643,615**	**97**
22	SUPPLIERS	692,902	55	632,870	37
23	BANK LOANS	0	0	129,483	8
24	STOCK MARKET LOANS	0	0	726,620	43
25	TAXES TO BE PAID	0	0	97	0
26	OTHER CURRENT LIABILITIES	211,381	17	154,545	9
27	**LONG-TERM LIABILITIES**	**303,953**	**24**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	303,953	24	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**4,660**	**0**
32	**OTHER LIABILITIES**	**61,395**	**5**	**46,195**	**3**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**922,859**		100 **490,430**	
34	**MINORITY INTEREST**	**247**		**374**	
35	**MAJORITY INTEREST**	**922,612**	**100**	**490,056**	**100**
36	**CONTRIBUTED**	**1,741,090**	**189**	**1,161,758**	**237**
37	PAID-IN CAPITAL STOCK (NOMINAL)	698,370	76	119,318	24
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	490,392	53	490,116	100
39	PREMIUM ON SALES OF SHARES	552,328	60	552,324	113
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(818,478)**	**(89)**	**(671,702)**	**(137)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	973,750	106	1,099,412	224
43	REPURCHASE FUND OF SHARES	149,592	16	149,592	31
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,821,732)	(197)	(1,795,017)	(366)
45	NET INCOME FOR THE YEAR	(120,088)	(13)	(125,689)	(26)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**274,419**	**100**	**87,901**	**100**
46	CASH	15,606	6	41,335	47
47	SHORT-TERM INVESTMENTS	258,813	94	46,566	53
18	**DEFERRED ASSETS (NET)**	**250,696**	**100**	**286,342**	
48	AMORTIZED OR REDEEMED EXPENSES	194,872	78	233,653	82
49	GOODWILL	5,671	2	6,422	2
50	DEFERRED TAXES	50,153	20	46,267	16
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**904,283**	**100**	**1,643,615**	
52	FOREING CURRENCY LIABILITIES	811	0	4,944	0
53	MEXICAN PESOS LIABILITIES	903,472	100	1,638,671	100
24	**STOCK MARKET LOANS**	**0**	**100**	**726,620**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	726,620	100
26	**OTHER CURRENT LIABILITIES**	**211,381**		100 **154,545**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	13,108	8
58	OTHER CURRENT LIABILITIES WITHOUT COST	211,381	100	141,437	92
27	**LONG-TERM LIABILITIES**	**303,953**	**100**	**0**	
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	303,953	100	0	0
29	**STOCK MARKET LOANS**	**303,953**	**100**	**0**	**100**
61	BONDS	303,953	100	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**4,660**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	4,660	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**61,395**	**100**	**46,195**	
68	RESERVES	61,395	100	46,195	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,821,732)**		100 **(1,795,017)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,821,732)	(100)	(1,795,017)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	190,973	(684,761)
73	PENSIONS FUND AND SENIORITY	61,395	46,195
74	EXECUTIVES (*)	68	64
75	EMPLOYERS (*)	2,390	1,920
76	WORKERS (*)	3,919	5,291
77	CIRCULATION SHARES (*)	408,844,390	119,318,290
78	REPURCHASED SHARES (*)	0	1,582,890

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,535,463**	**100**	**4,817,337**	**100**
2	COST OF SALES	3,487,858	77	3,741,249	78
3	**GROSS INCOME**	**1,047,605**	**23**	**1,076,088**	**22**
4	OPERATING	1,162,768	26	1,069,706	22
5	**OPERATING**	**(115,163)**	**(3)**	**6,382**	**0**
6	TOTAL FINANCING	34,379	1	69,447	1
7	**INCOME AFTER FINANCING COST**	**(149,542)**	**(3)**	**(63,065)**	**(1)**
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(149,542)**	**(3)**	**(63,065)**	**(1)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	8,197	0	(79,461)	(2)
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(157,739)**	**(3)**	**16,396**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(957)	0	578	0
13	**CONSOLIDATED NET INCOME OF**	**(158,696)**	**(3)**	**16,974**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	1,784	0	18,140	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(160,480)**	**(4)**	**(1,166)**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES	(40,421)	(1)	124,537	3
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(120,059)**	**(3)**	**(125,703)**	**(3)**
19	NET INCOME OF MINORITY INTEREST	29	0	(14)	0
20	**NET INCOME OF MAJORITY INTEREST**	**(120,088)**	**(3)**	**(125,689)**	**(3)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**4,535,463**	**100**	**4,817,337**	**100**
21	DOMESTIC	4,535,463	100	4,817,337	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**34,379**	**100**	**69,447**	**100**
24	INTEREST PAID	106,902	311	132,506	191
25	EXCHANGE LOSSES	930	3	985	1
26	INTEREST EARNED	6,166	18	8,069	12
27	EXCHANGE PROFITS	1,981	6	3,858	6
28	GAIN DUE TO MONETARY POSITION	(65,306)	(190)	(52,117)	(75)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**8,197**	100	**(79,461)**	100
32	INCOME TAX	21,112	258	13,288	17
33	DEFERED INCOME TAX	(12,915)	(158)	(92,767)	(117)
34	WORKERS' PROFIT SHARING	0	0	18	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR **2002**

FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,715,639	4,965,933
37	NET INCOME OF THE YEAR	(16,157)	(82,318)
38	NET SALES (**)	4,535,463	4,817,337
39	OPERATION INCOME (**)	(115,163)	6,382
40	NET INCOME OF MAYORITY INTEREST(**)	(120,088)	(125,689)
41	NET CONSOLIDATED INCOME (**)	(120,059)	(125,703)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2002**

FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(120,059)**	**(125,703)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	143,602	16,947
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**23,543**	**(108,756)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	166,885	220,062
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**190,428**	**111,306**
6	CASH FLOW FROM EXTERNAL FINANCING	(552,150)	(34,350)
7	CASH FLOW FROM INTERNAL FINANCING	579,328	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**27,178**	**(34,350)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(31,088)**	**(47,889)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	186,518	29,067
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	87,901	58,834
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	274,419	87,901

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**143,602**	**16,947**
13	DEPRECIATION AND AMORTIZATION FOR THE	86,874	97,463
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	12,774	5,406
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	43,954	(85,922)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**166,885**	**220,062**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	17,261	87,742
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	39,845	127,813
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(6,990)	85,244
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	60,032	(66,555)
22	+ (-) INCREASE (DECREASE) IN OTHER	56,737	(14,182)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(552,150)**	**(34,350)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	(27,093)
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	(7,257)
27	(-) BANK FINANCING AMORTIZATION	(129,483)	0
28	(-) STOCK MARKET AMORTIZATION	(422,667)	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**579,328**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	579,328	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(31,088)**	**(47,889)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	337	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(25,382)	(47,889)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(6,043)	0

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** **2002**
FAR BEN, S. A. DE C. V.

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(2.65)	%	(2.61)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(13.02)	%	(25.65)	%
3	NET INCOME TO TOTAL ASSETS (**)	(5.48)	%	(5.75)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(54.39)	%	(41.46)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.07	times	2.20	times
7	NET SALES TO FIXED ASSETS (**)	5.82	times	5.53	times
8	INVENTORIES ROTATION (**)	5.64	times	5.68	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	9	days	10	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	35.17	%	15.24	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.91	%	77.55	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.38	times	3.46	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.06	%	0.29	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.99	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	(1.08)	times	0.05	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.57	times	2.84	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.21	times	0.58	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.53	times	0.18	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.86	times	0.57	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	30.35	%	5.35	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.52	%	(2.26)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	3.68	%	4.57	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.78	times	0.84	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(2,031.61)	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	2,131.61	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	81.65	%	100.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2002**
FAR BEN, S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.29)	$ (1.00)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.29)	$ (1.00)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.15
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.10)	$ 1.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.26	$ 4.11
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.10 times	2.03 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(8.48) times	(7.93) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
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r24: INTERESES PAGADOS EN EL PERIODO ENERO - DICIEMBRE DEL 2002 SON:

EN UDI'S 11,025,000

INTERESES $ 34,735

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
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FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
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MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2002**
FAR BEN, S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
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COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 DROGUERIA BENAVIDES, S.A. DE C.V.	FARMACEUTICO	503,803,455	99.99	455,335	935,645
2 BENAVIDES DE MONTERREY, S.A. DE C.V.	FARMACEUTICO	23,613,847	99.99	28,607	92,392
3 BENAVIDES DE REYNOSA, S.A. DE C.V.	IMPORTADORA Y SERV. DE REPARTO	21,026,386	99.99	668	13,381
4 BENAVIDES DEL PACIFICO, S.A. DE C.V.	FARMACEUTICO	2,232,490	99.99	1,870	14,422
TOTAL INVESTMENT IN SUBSIDIARIES				**486,480**	**1,055,840**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**51,811**
TOTAL					**1,107,651**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**BEVIDES** QUARTER: **4** YEAR: **2002**

FAR BEN, S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	19,526	5,361	14,165	112,706	43,897	82,974
MACHINERY	247,182	191,759	55,423	673,061	331,792	396,692
TRANSPORT EQUIPMENT	17,960	16,816	1,144	37,145	21,331	16,958
OFFICE EQUIPMENT	15,427	13,239	2,188	86,671	60,138	28,721
COMPUTER EQUIPMENT	118,477	116,384	2,093	167,049	163,302	5,840
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**418,572**	**343,559**	**75,013**	**1,076,632**	**620,460**	**531,185**
NOT DEPRECIATION ASSETS						
GROUNDS	47,699	0	47,699	200,656	0	248,355
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**47,699**	**0**	**47,699**	**200,656**	**0**	**248,355**
TOTAL	**466,271**	**343,559**	**122,712**	**1,277,288**	**620,460**	**779,540**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

NOTES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
CASA DE BOLSA BANCOMER	04/09/2009	6.00	0	303,953	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**303,953**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDOR	30/11/2002	0.00	692,091	0	0	811	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**692,091**	**0**	**0**	**811**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES			211,381	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**211,381**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			903,472	**303,953**	**0**	**811**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

TIPO DE CAMBIO UTILIZADO AL 31 DE DICIEMBRE DEL 2002 ES 10.3613

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2002**
FAR BEN, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	1,024	10,329	0	0	10,329
TOTAL	**1,024**	**10,329**			**10,329**
NET BALANCE	**(1,024)**	**(10,329)**			**(10,329)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**488**	**5,056**	0	0	**5,056**
LIABILITIES POSITION	**78**	**811**			**811**
SHORT TERM LIABILITIES POSITION	78	811	0	0	811
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**410**	**4,245**			**4,245**

NOTES

EL TIPO DE CAMBIO UTILIZADO AL 31 DE DICIEMBRE DEL 2002 ES 10.3613

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	473,413	1,648,855	1,175,442	0.92	10,851
FEBRUARY	368,722	1,518,044	1,149,322	0.06	(739)
MARCH	(4,101,057)	(2,943,401)	1,157,656	0.51	5,922
APRIL	166,880	1,293,587	1,126,707	0.55	6,155
MAY	146,072	1,279,011	1,132,939	0.20	2,296
JUNE	310,237	1,435,049	1,124,812	0.49	5,484
JULY	363,176	1,466,478	1,103,302	0.29	3,169
AUGUST	300,823	1,422,452	1,121,629	0.38	4,265
SEPTEMBER	355,885	1,415,865	1,059,980	0.60	6,376
OCTOBER	338,718	1,409,303	1,070,585	0.44	4,719
NOVEMBER	352,332	1,495,124	1,142,792	0.81	9,242
DECEMBER	306,246	1,678,318	1,372,072	0.44	5,973
ACTUALIZATION:	0	0	0	0.00	1,593
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**65,306**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2002**
FAR BEN, S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

a) La relación activo circulante a pasivo circulante no deberá ser menor a 1.0, durante la vigencia de la emisión.
b) La relación de pasivo total a capital contable, no deberá ser mayor a 1.50.
c) La relación de pasivos con costo a capital contable no deberá ser mayor de 0.80 veces.
d) La relación de utilidad de operación más depreciación, más partidas virtuales que no representen salidas de efectivo, a gastos financieros netos (intereses devengados menos intereses ganados), no deberá ser menor a 1.50 veces durante la vigencia de la emisión. Para el cálculo de esta limitante se deberán considerar los últimos 12 meses.

ACTUAL SITUATION OF FINANCIAL LIMITED

Constancia de las Obligaciones y/o pagarés de mediano plazo
Conforme a los acuerdos tomados por la Asamblea de tenedores de Obligaciones BEVIDES 97U celebrada el 2 de Septiembre del 2002 se dio dispensa a Far-Ben, S.A. de C.V. hasta el 30 de Enero del 2003, con respecto al cumplimiento de las limitaciones financieras a), b) y c) identificadas en la relación anterior. Así mismo, se otorgó dispensa a la limitación financiera indicada como d) hasta el 31 de Diciembre del 2003.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2002**
FAR BEN, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	131,794	0
CAFETERIAS	COMERCIO	1,840	0
TIENDAS FOTOGRAFICAS	COMERCIO	2,277	0
LABORATORIOS	COMERCIO	342	0

NOTES

LA CAPACIDAD INSTALADA DE LOS LABORATORIOS ESTA EXPRESADA EN UNIDADES

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR: **2002**
FAR BEN, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	131,794	0
CAFETERIAS	COMERCIO	1,840	0
TIENDAS FOTOGRAFICAS	COMERCIO	2,277	0
LABORATORIOS	COMERCIO	342	0

NOTES

LA CAPACIDAD INSTALADA DE LOS LABORATORIOS ESTA EXPRESADA EN UNIDADES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
FARMACIA				2,400,474		VARIOS	PUBLICO GENERAL
OTROS DEPTOS.				2,134,989		VARIOS	PUBLICO GENERAL
TOTAL				4,535,463			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 423

Number of shares Outstanding at the Date of the NFEA: (Units) — 119,318,290

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	-16,157
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 — 448

Number of shares Outstanding at the Date of the NFEA: (Units) — 408,844,390

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE CO! BEVIDES QUARTER: 4 YEAR: 2002

RAZON SOCIAL: **FAR BEN, S. A. DE C. V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR **2002**

FAR BEN, S. A. DE C. V.

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	50,000,000		1,800,308		50,000	
B		0		358,844,390	118,793,196	10,440,189		648,370
TOTAL			**50,000,000**	**358,844,390**	**120,593,504**	**10,440,189**	**50,000**	**648,370**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
408,844,390
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 2 X 1
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **4** YEAR **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

MONTERREY, NL, AT APRIL 9 OF 2003